Ref.: File No. 82-4025

SUPPL

PRESS RELEASE

GLOBEX

Globex Mining Enterprises Inc.
"At Home in North America"
16,680,950 shares issued and outstanding

June 19, 2007

UNDERGROUND DEVELOPMENT TO PROCEED AT ROUSSEAU GOLD DEPOSIT

Rouyn-Noranda, Quebec, Canada. **GLOBEX MINING ENTERPRISES INC. (GMX -Toronto, G1M - Frankfurt, Stuttgart, Berlin, Munich, Xetra and GLBXF - OTCQX)** is pleased to update shareholders on progress at Globex's Rousseau Gold property in Quebec under option to Gold Bullion Development Corp. (GBB – TSX.V).

Globex has optioned the Rousseau property to Gold Bullion while maintaining a 6% Net Metal Royalty, (6% of the metal produced; at no cost to Globex) and a $30,000 per year advance royalty. To date, under the agreement, Globex has received $65,000 and 100,000 Gold Bullion shares.

The Gold Bullion press release of today's date is reproduced in its entirety below, as it is self explanatory:

"Frank J. Basa, President of Gold Bullion Development Corp. (the "Company") announces that the Company has received a certificate authorizing the extraction of a 40,000-tonne bulk sample from the underground workings of the Rousseau gold deposit from the Ministère du Développement durable, de l'Environnement et des Parcs du Québec (Quebec Department of Sustainable Development, Environment and Parks). Management has received competing bids from three mining contractors to undertake the first phase of the program which includes dewatering and the rehabilitation of the ramp. In the coming weeks, a contractor will be selected to undertake this program. After completion of the first phase, it is the intent of the Company to resample the underground workings and develop a mining plan to extract up to 40,000 metric tonnes of mill feed which will be processed at the Company's Granada Mine and Mill site. "

Globex is pleased with the prospect of underground development at the Rousseau property and the potential for revenue in the near future.

On another front, Diadem Resources Ltd. have withdrawn from the Duquesne West option after expenditures of $1.8 million and mixed results. The project is presently being reviewed by another potential partner.

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

07025207

For further information, contact:

GLOBEX MINING ENTERPRISES INC.
Jack Stoch, P.Geo, Q.P., President & CEO
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com

Forward Looking Statements

dlw 7/16

END